January 8, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

                 Lulu Cheng

Re:	CarMax Auto Funding LLC
Registration Statement on Form SF-3 Originally Filed October 7, 2015
File No. 333-207329

Ladies and Gentlemen:

This letter is provided on behalf of CarMax Auto Funding LLC (the “Depositor”) in response to the letter dated January 5, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced submission and the filing of Amendment No. 3 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Form of Prospectus

The CarMax Business

Underwriting Procedures, page 37

1.	We note your disclosure that “CarMax Auto Finance bases its credit underwriting decisions on objective factors” and “CarMax Auto Finance does not consider any approved applications to constitute exceptions to its underwriting standards.” These sentences seem inconsistent with your other disclosure that CarMax Auto Finance uses “internally developed decision rules” to evaluate an applicant’s creditworthiness and that where an application or credit file is deemed to be “irregular, incomplete or containing any of the risk factors identified in the decision rules, the application will be reviewed by an experienced credit analyst [and manually approved or declined in accordance with further decision rules].” Please revise your disclosure to clarify how the underwriting process works and how these statements are consistent.

Response: We have revised the disclosure on pages 37 and 38 to clarify how the underwriting process works and how decision rules are used both automatically and by credit analysts. All decision rules, including both those applied automatically and those applied by credit analysts, are objective tests designed by CarMax Auto Finance to analyze credit applications and make credit decisions. While certain attributes of an application can, as described, require data verification or the application of additional decision rules by a credit analyst, these actions are part of CarMax Auto Finance’s established underwriting standards and do not constitute exceptions to such standards.

Securities and Exchange Commission

Division of Corporation Finance

January 8, 2016

The Sale and Servicing Agreement

Repurchase of Receivables, page 89

2.	We note your response to comment 1 of our letter dated December 15, 2015. With respect to your revised disclosure that any written repurchase request must provide sufficient detail to allow for reasonable investigation of the alleged breach of representations and warranties, please confirm that you will not require any repurchase request with respect to a receivable to include more information than the level of information that will be provided in the summary of the Asset Representations Reviewer’s report that is included in the Form 10-D.

Response: We confirm that we will not require any repurchase request with respect to a receivable to include more information than the level of information that will be provided in the summary of the Asset Representations Reviewer’s report that is included in the Form 10-D.

The Asset Representations Review Agreement

The Asset Representations Review, page 110

3.	We note your response to comment 1 of our letter dated December 15, 2015, and your revised disclosure that the Asset Representations Reviewer will provide a report of the test results for each reviewed receivable and each representation, and that the summary of the Asset Representations Reviewer report will include a description of each test that failed. Please clarify whether a report will include receivables-level description only for each test that failed or for each test result. Please also revise your disclosure to clarify how the test result information will be presented in the reports.

Response: The report provided by the Asset Representations Reviewer will include the test result for each reviewed receivable and each representation tested. We have revised the disclosure on page 110 to clarify how the test result information will be presented in the reports.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

January 8, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, James J. Antonopoulos of Kirkland & Ellis LLP, at (312) 862-2430.

Sincerely,

/s/ Thomas W. Reedy
Thomas W. Reedy
President, CarMax Auto Funding LLC
cc:	David Zawitz, CarMax Auto Funding LLC
Kenneth P. Morrison, P.C., Kirkland & Ellis LLP
James Antonopoulos, Kirkland & Ellis LLP